

November 18, 2011

Via E-mail
Maurice Sale
President
Xtralink Corporation
7582 Las Vegas Blvd South, Suite 325
Las Vegas, NV 89123

> **Re: Xtralink Corporation**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed November 10, 2011**
> **File No. 000-54508**

Dear Mr. Sale:

We have reviewed your amended filing and response letter and have the following comments. References to prior comments are to those in our letter dated October 27, 2011.

Item 1A. Risk Factors, page 5

1.   Given your disclosure on page 8 that you may seek the listing of your common on the Nasdaq or NYSE Amex after a business combination, please include a risk factor relating to the new Nasdaq and NYSE Amex listing rules imposing heightened requirements for companies that become listed on these exchanges through a reverse merger. You should disclose the added requirements as well as the risks to your business and stock price.

There is currently no trading market…, page 9

2.   We note your added disclosure in response to prior comment 15. Your registration statement on Form 10 seeks to register your common stock as a class rather than the offering of specific securities within the context of a Securities Act transaction. Therefore, please clarify your reference to "this Offering."

If we do not file a Registration Statement on Form 8-A…, page 9

3.   Please note that once you register under Section 12(g) of the Exchange Act, you must comply with the proxy rules, beneficial ownership reporting, and other obligations that do not apply to companies reporting under Section 15(d). Because your registration statement on Form 10 was filed for purposes of registering your common stock under Section 12(g), it does not appear that this risk factor is applicable to you. Please advise or revise.

<u>There are issues impacting liquidity…, page 10</u>

4.   We note your revisions in response to prior comment 17 and reissue our comment. Please note that in a PIPE transaction the company is permitted to register the resale of securities before their issuance where the investor is at market risk at the time of filing the resale registration statement. You should clarify your disclosure to indicate how your "concurrent financing" could be considered a PIPE. For guidance, refer to Securities Act Compliance and Disclosure Interpretations Question 139.11 available on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please contact Gabriel Eckstein at (202) 551-3286 with any questions. If you require further assistance, you may contact me at (202) 551-3735.

                            Sincerely,

                            /s/ Maryse Mills-Apenteng for

                            Barbara C. Jacobs
                            Assistant Director